Filed pursuant to Rule 433

March 21, 2023

Relating to

Preliminary Prospectus Supplement dated March 21, 2023 to

Prospectus dated September 23, 2022

Registration Statement No. 333-267583-04

DUKE ENERGY indiana, LLC
$500,000,000 FIRST MORTGAGE BONDS,

SERIES AAAA, 5.40%, DUE APRIL 1, 2053

Pricing Term Sheet

Issuer:	Duke Energy Indiana, LLC (the “Issuer”)
Trade Date:	March 21, 2023
Settlement Date:	March 23, 2023; T+2
Security Description:	First Mortgage Bonds, Series AAAA, 5.40%, Due April 1, 2053 (the “Mortgage Bonds”)
Expected Ratings (Moody’s/S&P):*	Aa3 (Stable) / A (Stable)
Interest Payment Dates:	April 1 and October 1 of each year, beginning on October 1, 2023
Principal Amount:	$500,000,000
Maturity Date:	April 1, 2053
Coupon:	5.40%
Benchmark Treasury:	4.000% due November 15, 2052
Benchmark Treasury Price:	105-08
Benchmark Treasury Yield:	3.706%
Spread to Benchmark Treasury:	+170 bps
Yield to Maturity:	5.406%
Price to Public:	99.910% per Mortgage Bond

Redemption Provisions/ Make-Whole Call:

Prior to October 1, 2052 (the date that is six months prior to the maturity date of the Mortgage Bonds (the “Par Call Date”)), the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Mortgage Bonds matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the redemption date; and 100% of the principal amount of the Mortgage Bonds to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but excluding the redemption date.

On or after the Par Call Date, the Issuer may redeem the Mortgage Bonds at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Mortgage Bonds to be redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	26443T AD8 / US26443TAD81
Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC Truist Securities, Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC
Co-Managers:	Regions Securities LLC Academy Securities, Inc. Great Pacific Securities Mischler Financial Group, Inc. Samuel A. Ramirez & Company, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. toll-free at (800) 294-1322 or by email at dg.prospectus_requests@bofa.com; Citigroup Global Markets Inc. toll-free at (800) 831-9146; SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856; TD Securities (USA) LLC toll-free at 1-855-495-9846 or Truist Securities, Inc. toll-free at 1-800-685-4786.